Exhibit 23.6

INDEPENDENT AUDITOR’S CONSENT

The Board of Trustees and Shareholders

American Financial Realty Trust:

We consent to the use of our report dated March 8, 2004 relating to the statement of revenue and certain expenses of the Bank of America Plaza included herein and to the reference to our firm under the headings “Experts” in this registration statement on

Form S-11.

Our report indicates that the statement of revenue and certain expenses of the Bank of America Plaza was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the revenue and expenses of the Bank of America Plaza.

/s/ KPMG LLP

April 26, 2004

Philadelphia, Pennsylvania